
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 22, 2025

Philip Lister
Executive Vice President, Chief Financial Officer and Manager
Huntsman Corporation
10003 Woodloch Forest Drive
The Woodlands, Texas 77380

       Re: Huntsman Corporation
           Huntsman International LLC
           Form 10-K for the Fiscal Year Ended December 31, 2024
           Filed February 18, 2024
           File No. 001-32427
           File No. 333-85141

Dear Philip Lister:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Industrial Applications and Services